Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Subsidiary	Jurisdiction of Incorporation
Fleet Street (US) Corp.	Delaware
Bottomline Technologies Limited	United Kingdom
Bottomline Technologies Europe Limited	United Kingdom
CLS Research Pty Ltd.	Australia
Bottomline Technologies (Aust) Pty Ltd.	Australia
AFP Holdings Limited	United Kingdom
Bottomline Technologies GmbH	Germany
Bottomline Technologies France S.A.	France
Allegient Systems (Canada), Inc.	Canada